

July 18, 2011

Via E-mail
Albert R. Subbloie, Jr.
Tangoe, Inc.
President and Chief Executive Officer
35 Executive Boulevard
Orange, Connecticut 06477

> **Re:** **Tangoe, Inc.**
> **Amendment No. 7 to Registration Statement on Form S-1**
> **Filed July 14, 2011**
> **File No. 333-166123**

Dear Mr. Subbloie:

We have reviewed your amended Form S-1 and related supplemental response letter dated July 13, 2011 and have the following comments. Where indicated, we think you should revise your document in response to these comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 5, 2011.

The Offering, page 7

1.   Please reconcile the number of shares outstanding after the offering as disclosed on page 7 to the number of shares outstanding on a pro forma as adjusted basis as disclosed in your Capitalization table. In addition, please revise your disclosures herein to include a discussion of any additional shares issued since your most recent balance sheet date that are included in the number of shares outstanding after the offering.

Capitalization, page 35

2.   Please revise the introduction to your capitalization table to clarify that the pro forma as adjusted amounts only reflect the application of the net proceeds from this offering to pay down the outstanding balances of your senior secured term loan and revolving credit facilities. In addition, provide us with the calculations that support your pro forma as adjusted cash and long-term debt balances.

Dilution, page 37

3.   Please provide us with the calculations that support the ($23.0) million of pro forma net tangible book value as of March 31, 2011.

Selected Consolidated Financial Data, page 39

4.   We reissue comment 12 from our letter dated May 2010. Please revise to include pro forma earnings per share information giving effect to the number of shares issued in this offering whose proceeds will be used to pay down the outstanding balances of your senior secured term loan and revolving credit facilities. Please ensure that the footnotes to your pro forma disclosures clearly support the calculations of both the numerator and denominator used in your pro forma disclosures. We refer you to SAB Topic 3.A by analogy and Rule 11-01(a)(8) and Rule 11-02(b)(7) of Regulation S-X.

Principal and Selling Stockholders, page 150

5.   Please identify the individual(s) that exercise voting and/or investment powers over the shares held by each selling stockholder that is a legal entity and holds of record more than one percent of your outstanding shares. Refer to Question 140.02 of our Regulation S-K Compliance and Disclosure interpretations, available on our website. In this regard we note by way of example Axiom Venture Partners III LP and Teachers Insurance and Annuity Association of America.   In addition, please tell us whether any of the stockholders that are legal entities are registered broker-dealers or affiliates of registered broker-dealers.

Description of Capital Stock

General, page 156

6.   We note that you qualify the description of the amended registration rights agreement "in its entirety." Please note that descriptions of agreements in the prospectus must satisfy the requirements of Securities Act Rule 408. Please revise your disclosure to eliminate the phrase "in its entirety."

You may contact Melissa Marie Kindelan, Staff Accountant, at (202) 551-3564 or Kathleen A. Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor at (202) 551-3105 or, in his absence, me at (202) 551-3462 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via E-mail
        John A. Burgess, Esq.
        Wilmer Cutler Pickering Hale and Dorr LLP